Exhibit 99.32

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor’s report dated March 27, 2020 with respect to the financial statements of Mercer Park Brand Acquisition Corp. as at December 31, 2019 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019, included in the Registration Statement on Form 40-F of Mercer Park Brand Acquisition Corp. as filed with the United States Securities Exchange Commission.

Chartered Professional Accountants

Licensed Public Accountants

March 18, 2021

Toronto, Canada